UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-10061 COMMISSION FILE NUMBER:

(Check One)
☑ Form 10-K	Form 11-K

Form 20-F	Form 10-Q	Form N-SAR

For Period ended:	July 31, 2002

Transition Report on Form 10-K	Transition Report on Form 10-Q

Transition Report on Form 20-F	Transition Report on Form N-SAR

Transition Report on Form 11-K

For the Transition Period ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   Not Applicable

PART I — REGISTRANT INFORMATION

American Vantage Companies
Full Name of Registrant

Not Applicable
Former name if Applicable

7674 West Lake Mead Blvd., Suite 108
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89128
City, State and Zip Code

PART I — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

      The registrant has initiated a complete restructuring of its executive and administrative staff, as previously reported. This restructuring has required the registrant's remaining executive officer to devote substantial effort and expense which would otherwise would have been devoted to the preparation and filing of the registrant's Annual Report on Form 10-KSB for the fiscal year ended July 31, 2002. For such reason, the subject Form 10-KSB could not be filed within the reasonable prescribed period.

PART IV — OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

Ronald J. Tassinari	(702)	227-9800

(Name)	(Area Code)	(Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑   Yes    No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑   Yes    No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       The registrant anticipates reporting a loss from continuing operations of approximately $2.16 million for the fiscal year ended July 31, 2002, compared to a loss from continuing operations of $320,000 for the fiscal year ended July 31, 2001.

American Vantage Companies

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	October 29, 2002	American Vantage Companies

By /s/ Ronald J. Tassinari

Ronald J. Tassinari, Chief Executive Officer